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                                                                    EXHIBIT 99.1

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: August 11, 2004
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For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

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     COOLBRANDS FILES $360 MILLION LAWSUIT AGAINST WEIGHT WATCHERS INTERNATIONAL
FOR BREACHING LICENSING AGREEMENT

Seeks Redress from Weight Watchers and Wells Dairy for Tortious Interference with CoolBrands' business

TORONTO, CANADA AND RONKONKOMA, NY, August 11, 2004 - CoolBrands International Inc. (TSX: COB.A) today announced that it has filed a lawsuit against Weight Watchers International Inc. (NYSE: WTW) and Wells' Dairy in response to their violation of Weight Watchers' binding, exclusive Master License Agreement ("MLA") with CoolBrands. That Agreement confers upon CoolBrands the exclusive right to use the Weight Watchers trademark in connection with the manufacture, sale and distribution of ice cream and frozen novelty products until September 28, 2004. Additionally, after that time the Agreement confers upon CoolBrands a non-exclusive right to continue using that trademark in connection with the manufacture, sale and distribution of ice cream and frozen novelty products until September 28, 2005.

The lawsuit, filed in New York Supreme Court in Nassau County, seeks to recover compensatory and punitive damages of $360 million resulting from Weight Watchers and Wells' Dairy disregard and multiple breaches of the MLA, and redress from both defendants for using false claims and omissions of fact to tortiously interfere with CoolBrands' existing strong relationships with its customers.

Specifically, the lawsuit charges that Weight Watchers:





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o    Unlawfully entered into a licensing agreement with Wells' Dairy on July 28,
     2004, violating the terms of its existing Agreement with CoolBrands, which prohibits Weight Watchers from entering into any future licenses for the use of the Weight Watchers trademark on frozen novelties and ice cream until Weight Watchers' exclusive agreement with CoolBrands expires on September 28, 2004. (paragraphs 7-8)

o Conspired with Wells Dairy to breach the MLA, with the intent to deny CoolBrands the opportunity to use the remaining two months before the expiration of the Agreement to conclude negotiations with other potential licensors on terms favorable to CoolBrands, and begin competing with CoolBrands before the MLA gave them a right to do so. (paragraphs 9-11)

o Jointly issued a press release with Wells Dairy, in addition to Wells Dairy sending a letter to CoolBrands' customers, falsely claiming that Wells had the exclusive license to manufacture, sell and distribute Weight Watchers branded frozen novelties and ice cream, when, in fact, the MLA remains in effect until twelve months after September 28, 2004. (paragraphs 16-17)

o Breached the Agreement by granting Wells an exclusive license to use the Weight Watchers trademark on such products prior to September 28, 2005. (paragraph 15)

o In a further attempt to deny CoolBrands its rights under the MLA, filed and publicized a legal action in which Weight Watchers sought in effect to rewrite the MLA and prematurely terminate the MLA. (paragraph 18)

The Company said that these actions and false statements were an attempt to impair CoolBrands' ability to sell its popular and successful Smart Ones brand of ice cream and frozen novelties, and damage CoolBrands' goodwill and reputation with customers, investors and the general public.

David Stein, President and Chief Executive Officer, said, "The issue is clear cut: Weight Watchers broke their Agreement with us, and then tried to deceive our retailers into accepting a new product from Wells, in further violation of the terms of the agreement. CoolBrands will not be bullied by Weight Watchers, and we will hold them accountable for their attempt to damage our business. We have sought to enforce the terms of our legally binding Agreement."

"Weight Watchers and Wells' unlawful action is a transparent attempt to undermine our competitive position in the market. By breaching our Agreement, Weight Watchers has attempted unlawfully to obtain an unfair competitive advantage. They resorted to litigation against us in a blatant publicity attempt to push retailers into replacing the highly popular Smart Ones products with the Wells' Dairy new product. We will vigorously enforce the plain language of the contract and our legal rights, which prohibit such conduct. We will seek redress for the damage Weight Watchers has inflicted. And we will fight to protect our customers, employees and shareholders and ensure that they will not be disadvantaged because of Weight Watchers' actions."





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"Despite Weight Watchers' unlawful conduct, we will continue to build upon our position of leadership in the "better-for-you" frozen novelty segment by pursuing exciting new partnerships such as our recent alliances with Yoplait for Yoplait Frozen Breakfast Bars and Atkin's, that we expect will grow our base of consumers and retailers," Mr. Stein concluded.

The Company said that the full text of its complaint will be available today on its website, www.coolbrandsinc.com

TIMELINE

o In 1995, Eskimo Pie Corporation (now owned by CoolBrands International Inc.) entered into a licensing agreement with H.J. Heinz for the manufacture, distribution and sale of Weight Watchers branded frozen novelties.

o In 1998, with sales of Weight Watchers frozen meals and frozen novelties sharply declining, H.J. Heinz rebranded these products by adding a new and distinctive Smart Ones identity, resulting in a transformation of the brand.

o In August 2000, CoolBrands and its subsidiary Integrated Brands purchased Eskimo Pie and in October 2000, Weight Watchers consented to the change of control of Eskimo Pie and Eskimo and the continuation of the exclusive agreement.

o Before the rebranding of Weight Watchers products by adding the Smart Ones identity, Weight Watchers failed to rank in the top 20 brands in the frozen novelty category and sales were trending consistently lower year after year. Since the rebranding, and through the investment and stewardship of CoolBrands after August 2000, annual sales of Smart Ones frozen novelties and ice cream have grown eight-fold. Currently, CoolBrands' line of Smart Ones frozen novelties rank in the top 3 national brands, with sales increasing substantially in each of the past 6 years.

o Today, Smart Ones products earn $400 million of retail sales nationwide. Smart Ones is the registered trademark of H.J. Heinz Company.

o Under the provisions of the MLA, following the expiration date of September 28, 2004, there is a one-year period in which CoolBrands may continue to sell, manufacture and distribute Weight Watchers frozen desserts on a non-exclusive basis. During that period, CoolBrands will be the only company marketing Smart





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     Ones frozen novelties and ice cream.

o Under the provisions of the MLA, Weight Watchers is prohibited from entering into any future license prior to September 28, 2004. Additionally, Weight Watchers is prohibited from granting exclusive licensing rights to any party that take effect prior to September 28, 2005.

o By entering into the Future License, Weight Watchers and Wells' Dairy violated these prohibitions of the MLA.

o On July 28, 2004, Weight Watchers' and Wells' Dairy issued a press release stating that "Weight Watchers International, Inc. and Wells' Dairy,...have entered into an exclusive licensing agreement commencing October 1, 2004. Under this agreement, Wells Dairy will be the exclusive marketer, producer and distributor of the extensive line of frozen novelties and ice cream under the Weight Watchers brand." (emphasis added)

o Wells Dairy also distributed to retailers, including CoolBrands' customers, a letter misleading customers to believe that Wells' Dairy had an "exclusive licensing agreement with Weight Watchers International effective October 1, 2004 to develop, produce, market, sell and distribute all Weight Watchers ice cream and frozen novelties..." (emphasis added)

o By falsely claiming that Wells' license to use the Weight Watchers name is exclusive, and thereby deceiving retailers into buying the new Wells Dairy product, Weight Watchers and Wells are seeking to deny CoolBrands its right to market its Smart Ones products in accordance with the MLA.

o As described in the complaint, Wells and Weight Watchers acted with full knowledge of the fact that a breach of the Agreement with CoolBrands and their conduct constituted tortious interference with CoolBrands' contracts and business relationships.

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.





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CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts:
U.S. and International
Jeremy Fielding/Jon Morgan
Kekst and Company
(212) 521 4800

Canada
Robin Sears/Jaime Watt
Navigator Ltd.
(416) 642 6434